701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

June 1, 2018
Via EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted April 20, 2018
CIK No. 0001505952
Ladies and Gentlemen:
On behalf of our client, Domo, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 21, 2018, relating to the Company’s response letter dated May 8, 2018 and the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1. On behalf of the Company, we are concurrently submitting via EDGAR this letter and filing a Registration Statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the April 20, 2018 submission).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page of the Registration Statement, as applicable.
Prospectus Summary

1.
Please refer to our prior comment 1. Although you state that your current sales and marketing efforts are focused on enterprise customers, we note that your non-enterprise customer base contributed more to your revenue growth in fiscal 2018, both in dollars and percentage growth, than the enterprise customers. Therefore, we continue to believe the presentation of annual

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Securities and Exchange Commission
June 1, 2018

contract value and recurring revenues for your non-enterprise customers remain relevant and material to your historical results of operations. Please revise to present these metrics for your non-enterprise customers.
In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 9, 57, 80 and 90 of the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 52

2.
We note your revised proposed disclosures in response to prior comment 5 where you state that in the fiscal year ended January 31, 2018, 38% of your new customers and 17% of your existing customers entered into multi-year contracts. As it appears that 55% your customers entered into multi-year contracts during fiscal 2018, tell us how this compares to your statement that a “majority” of your customers subscribe to your services through one-year contracts. Also, explain how this information compares to the percentage of customers with one-year contracts as previously provided. Further, please revise to quantify the percentages of your customers with one-year contracts for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 96 of the Registration Statement.
The percentage of existing customers that entered into multi-year contracts during the fiscal year ended January 31, 2018 is based on the number of customers that were customers as of January 31, 2017 that had multi-year contracts as of January 31, 2018.  The percentage of new customers that entered into multi-year contracts during the fiscal year ended January 31, 2018 is based on the number of customers that were not customers as of January 31, 2017 and that became customers during the fiscal year ended January 31, 2018, which represents a smaller portion of the total number of customers as of January 31, 2018, compared to the number of those customers which were customers as of January 31, 2017.
Factors Affecting Performance
Customer Upsell and Retention, page 54
Quarterly Results of Operations, page 65

3.
Please refer to our prior comment 3. The degree of variability in your net revenue retention rate for enterprise customers, caused by the renewal or cancellation of large customers in a given period, provides relevant information for investors about the trends associated with this type of customer. In light of your stated focus on growing your business with enterprise customers, please revise to disclose the quarterly net revenue retention rates for fiscal 2018 customers as compared to your enterprise customers, please address that in your discussion.

Securities and Exchange Commission
June 1, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to provide quarterly net revenue retention rates for all customers and for enterprise customers for each of the quarters during the fiscal year ended January 31, 2018.

4.	Please provide us with the quarterly subscription net revenue retention rate for your non-enterprise customers.
In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to provide quarterly net revenue retention rates for non-enterprise customers for each of the quarters during the fiscal year ended January 31, 2018.
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Securities and Exchange Commission
June 1, 2018

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Michael Nordtvedt

cc:	Daniel Stevenson, Domo, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Mark Peterson, Ernst & Young LLP